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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                                  Belcor Inc.
              --------------------------------------------------
                               (Name of Issuer)


                          Common Stock, $.10 par value
              --------------------------------------------------
                         (Title of Class of Securities)


                                0774430 20 8
              --------------------------------------------------
                               (CUSIP Number)


Theresa Morris, Secretary, Coastal Capital Partners, L.P., 101 Morgan Lane,
- ---------------------------------------------------------------------------
Suite 180, Plainsboro, NJ 08536
- -------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 27, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 2 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coastal Capital Partners, L.P. 22-3348638
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER 866,668 Shares of Common Stock

    NUMBER OF             Warrants to acquire 1,063,332 shares of Common Stock
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER 51,030 shares of Common Stock
     OWNED BY
       EACH               Warrants to acquire 925,000 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER 866,668 Shares of Common Stock
       WITH
                          Warrants to acquire 1,063,332 shares of Common Stock
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,698
      Shares of Common Stock.

      Warrants to acquire 1,988,332 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.9% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 3 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coastal Capital Partners, Inc. 22-3291782
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER 917,698 Shares of Common Stock
     OWNED BY
       EACH               Warrants to acquire 1,988,332 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER 866,668 Shares of Common
                          Stock

                          Warrants to acquire 1,063,332 shares of Common Stock
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,698
      Shares of Common Stock.

      Warrants to acquire 1,988,332 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.9% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 4 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip L. Yang, Jr. ###-##-####
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Philippines
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER 917,698 Shares of Common Stock
     OWNED BY
       EACH               Warrants to acquire 1,988,332 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER 917,698 Shares of Common
                          Stock

                          Warrants to acquire 1,063,332 shares of Common Stock
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,698
      Shares of Common Stock.

      Warrants to acquire 1,988,332 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.9% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  -----------------------
CUSIP No. 0774430 20 8                                     Page 5 of 23 Pages
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael Y. Gan ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- --------------------------------------------------------------------------------
 3    SEC USE ONLY

- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Philippines
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Warrants to acquire 150,000 shares of Common Stock
     REPORTING     -------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          Warrants to acquire 150,000 shares of Common Stock
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Warrants to acquire 150,000 shares of Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 6 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theresa C. Morris ###-##-####
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Warrants to acquire 150,000 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          Warrants to acquire 150,000 shares of Common Stock
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Warrants to acquire 150,000 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 7 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald M. Leibsker ###-##-####
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER 51,030 shares of Common Stock
     OWNED BY
       EACH               Warrants to acquire 475,000 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER 51,030 shares of Common Stock
       WITH
                          Warrants to acquire 475,000 shares of Common Stock
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,030 shares of Common Stock.

      Warrants to acquire 475,000 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 8 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M. Douglas Caffey ###-##-####
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Warrants to acquire 50,000 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          Warrants to acquire 50,000 shares of Common Stock
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Warrants to acquire 50,000 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.9% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ----------------------
CUSIP No. 0774430 20 8                                     Page 9 of 23 Pages
- -----------------------                                  ----------------------

- -------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      K. Glenn Cole
- -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- -------------------------------------------------------------------------------
 3    SEC USE ONLY

- -------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
- -------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                    [_]
- -------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- -------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Warrants to acquire 100,000 shares of Common Stock
     REPORTING     ------------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          Warrants to acquire 100,000 shares of Common Stock
                   ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Warrants to acquire 100,000 shares of Common Stock
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

- -------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8% See Item 5
- -------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 6 ("Amendment No. 6") to the Statement on Schedule 13D filed by Coastal Capital Partners, L.P., a Delaware limited partnership ("Coastal LP"), Coastal Capital Partners, Inc., a Delaware corporation ("Coastal GP"), the sole general partner of Coastal LP, Philip L. Yang, Jr. ("Yang"), the chairman of the board and sole shareholder of Coastal GP, Michael Y. Gan ("Gan"), Theresa C. Morris ("Morris"), Donald M. Leibsker ("Leibsker"), M. Douglas Caffey ("Caffey") and K. Glenn Cole ("Cole") (collectively, the "Filing Persons"), amends and supplements the original Statement on Schedule 13D of the Filing Persons filed with the Securities and Exchange Commission ("SEC") on October 27, 1994 relating to the purchase by Coastal LP of warrants ("Coastal Warrants") to purchase up to 3,000,000 shares of Common Stock, par value $0.10 per share (the "Common Stock") of Belcor Inc., a California corporation (the "Company"), as amended by Amendment No. 1 thereto, filed on October 3, 1995, by Amendment No. 2 thereto, filed on October 10, 1995, by Amendment No. 3 thereto filed on November 20, 1995, by Amendment No. 4 thereto filed on May 29, 1996 ("Amendment No. 4") and by Amendment No. 5 thereto filed on July 2, 1996 ("Amendment No. 5") relating to the original purchase by Coastal LP of the Coastal Warrants, subsequent exercises and assignments of the Coastal Warrants and certain other matters.

ITEM 1.
- -------

          The information set forth in Item 1 of Amendment No. 4 is incorporated herein by reference.

ITEM 2.
- -------

          (a)-(c) Except as set forth below, the information set forth in Item 2
(a)-(c) of Amendment No. 4 is incorporated herein by reference.

          The additional Filing Person under this Amendment No. 6 is K. Glenn Cole. Cole is an accountant and the President of James A. Redding Company, which address is 14 Berwick Street, White Haven, Pennsylvania 18661. The residence address of Cole is 801 Timber Trail, Oakdale, Pennsylvania 15071. Cole served as the Chief Financial Officer and Secretary of the Company until his resignation on June 30, 1996.

          (d)-(f) Except as set forth below, the information set forth in Item 2
(d)-(f) of Amendment No. 4 is incorporated herein by reference.

          During the last five years, Cole has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Cole is a citizen of the United States of America.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------  -------------------------------------------------

          Except as set forth below, the information set forth in Item 3 of Amendment No. 5 is incorporated herein by reference. Under a Letter Agreement, dated November 28, 1995, between Coastal LP, the Company and Cole (the "Cole Letter Agreement"), which supplemented a Services Agreement between Cole and the Company, dated December 8, 1994, Coastal agreed to assign to Cole a portion of the Coastal Warrants representing the right to purchase up to 50,000 shares of Common Stock (the "Assigned Warrants") and the Company agreed to issue five year warrants representing the right to purchase up to 50,000 shares of Common Stock (the "Issued Warrants," and together with the Assigned Warrants, collectively, the "Cole Warrants"). The Cole Warrants were to be transferred to Cole as a performance bonus in connection with his continuing to provide services to the Company as its chief financial officer and secretary. On August 27, 1996, pursuant to the Cole Letter Agreement the Assigned Warrants were assigned by Coastal LP to Cole and on the same date the Issued Warrants were issued by the Company to Cole.

          In satisfaction of its remaining obligations under an October 20, 1994 letter agreement relating to the services of David C. Fraser in introducing Yang to the management of Rio Grande Mining Company ("Rio Grande") as described in
Item 4 and Item 6 of Amendment No. 4, on August 27, 1996, Coastal LP assigned to Fraser a portion of the Coastal Warrants representing the right to purchase up to 150,000 shares of Common Stock (the "Fraser Warrants").

          On August 27, 1996, Hamilton Research, Inc., a Maryland corporation ("HRI") was assigned a portion of the Coastal Warrants representing the right to purchase up to 50,000 shares of Common Stock (the "HRI Warrants") by Coastal LP in consideration of the settlement of various claims of HRI and D. Ross Hamilton, the sole shareholder of HRI, as set forth in a Letter Agreement, dated September 28, 1995, between Coastal LP, the Company, Rio Grande and Hamilton, as described and reflected in Item 4 and Item 6 of Amendment No. 4.

ITEM 4.  PURPOSE OF TRANSACTION.
- -------  ----------------------

         Except as set forth below, the information set forth in Item 4 of Amendment No. 5 is incorporated herein by reference.

         Cole acquired the Cole Warrants for investment purposes.

         Cole does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

          Notwithstanding the foregoing, each of the Filing Persons reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company.

     VOTING AGREEMENT
     ----------------

          Coastal LP and Cole entered into a Voting and Right of First Refusal Agreement, dated as of August 27, 1996 (the "Cole Voting Agreement"). The following description of the Cole Voting Agreement is a summary only of certain of the material terms contained therein. The Cole

Voting agreement contains additional material terms and conditions and a copy of such agreement has been filed as Exhibit AG to this Amendment No. 6. Such descriptions are qualified in their entirety by reference to such exhibit.

          Pursuant to the Cole Voting Agreement, Cole agreed to vote any shares of Common Stock he may acquire under the Cole Warrants and any other shares of Common Stock subsequently issued to Cole on, or in exchange for, any of such shares by reason of any stock dividend, stock split, reclassification, asset sale or any other transaction or event involving the Company (collectively, the "Cole Shares") so as to elect nominees of Coastal LP to the Company's Board of Directors, to ensure that no director of the Company is removed without the written authorization of Coastal LP, and to ensure that the Company's Articles of Incorporation and Bylaws do not conflict with the Cole Voting Agreement, and to vote his shares on any issue put to a shareholder vote in the manner recommended by the Company's Board of Directors.

          Under the Cole Voting Agreement, Coastal LP also has a right of first refusal to purchase any Cole Warrants and/or Cole Shares as may become the subject of a bona fide offer received by Cole from a third party on the same terms and conditions as set forth in such offer. To the extent that Coastal does not exercise its right of first refusal and such Cole Warrants and/or Cole Shares are thereafter sold pursuant to such bona fide offer, the provisions of the Cole Voting Agreement would no longer apply to such securities.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
- -------  --------------------------------

          (a)-(b) Based on information in the Company's Quarterly Report on Form 10-QSB for the Quarter ended April 30, 1996, there were 5,480,133 shares of Common Stock outstanding as of June 13, 1996.

          Cole has the right to purchase 50,000 shares of Common Stock at a price of $.15 per share under the Assigned Warrants. Cole also has the right to purchase 50,000 shares of Common Stock at a price of $.20 per share under the Issued Warrants. As described in Item 4 of this Amendment No. 6, Cole has entered into the Cole Voting Agreement which gives Coastal LP the right to direct Cole in his voting of any shares of Common Stock he hereafter acquires by exercise of the Cole Warrants. The number of shares of Common Stock beneficially owned by Cole represents approximately 1.8% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants.

          Leibsker has the right to purchase 400,000 shares of Common Stock at a price of $.18 per share under the "Old Leibsker Warrant." Leibsker also has the right to purchase 75,000 shares of Common Stock at a price of $.20 per share under the "New Leibsker Warrant" (with a right to purchase an additional 75,000 shares vesting on June 28, 1997). Leibsker also owns 51,030 shares of Common Stock. Caffey has the right to purchase 50,000 shares of Common Stock at a price of $.20 per share under the "New Caffey Warrant" (with a right to purchase up to an additional 50,000 shares vesting on June 28, 1997). As described in Item 4 of Amendment No. 5, Leibsker and Caffey have entered into a shareholders agreement which gives Coastal LP the right to direct Leibsker and Caffey in their voting of any shares of Common Stock they now own or hereafter acquire by exercise of their respective warrants. The number of shares of Common Stock beneficially owned by Leibsker and Caffey represents approximately 8.8% and 0.9%, respectively, of the shares of Common Stock which would be issued and outstanding upon exercise of the Old Leibsker Warrant, the New Leibsker Warrant and the New Caffey Warrant (collectively, the "Leibsker/Caffey Warrants").

          Morris and Gan each have the right to purchase 150,000 shares of Common Stock under their respective warrants (collectively, the "Morris/Gan Warrants"). Pursuant to a voting agreement entered into with Coastal LP, as described in Item 4 of Amendment No. 4, Coastal LP has the right to direct Morris and Gan in their voting of any shares they acquire by exercise of their respective warrants. The number of shares of Common Stock beneficially owned by Morris and Gan represents approximately 2.7% and 2.7%, respectively, of the shares of Common Stock which would be issued and outstanding upon exercise of the Morris/Gan Warrants.

          After giving effect to its assignment of the Assigned Warrants, the Fraser Warrants and the HRI Warrants, as described in Item 3 of this Amendment No. 6, Coastal LP has the right to purchase 1,063,332 shares of Common Stock under the Coastal Warrants, which are currently exercisable at $.15 per share, and owns 866,668 shares of Common Stock which it acquired upon partial exercise of the Coastal Warrants. Coastal LP has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Coastal Warrants and the Common Stock acquired upon exercise of the Coastal Warrants. Coastal LP has shared power to vote or direct the vote of 51,030 shares of Common Stock now owned by Leibsker, 100,000 shares of Common Stock that may be acquired by Cole upon exercise of the Cole Warrants, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants.

          The number of shares of Common Stock beneficially owned by Coastal LP represents approximately 38.9% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants, the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

          Each of Coastal GP and Yang may, by virtue of their relationship to Coastal LP, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) and to share with Coastal LP voting and dispositive power with respect to the Coastal Warrants, the 1,063,332 shares of Common Stock issuable upon exercise of the Coastal Warrants and the 866,668 shares of Common Stock owned by Coastal LP. Each of Coastal GP and Yang may be deemed to share voting power with respect to 51,030 shares of Common Stock now owned by Leibsker, 100,000 shares of Common Stock that may be acquired by Cole upon exercise of the Cole Warrants, 525,000 shares of Common Stock that may be acquired by Leibsker and Caffey upon exercise of the Leibsker/Caffey Warrants and 300,000 shares of Common Stock that may be acquired by Morris and Gan upon exercise of the Morris/Gan Warrants. The number of shares of Common Stock beneficially owned by each of Coastal GP and Yang represents approximately 38.9% of the shares of Common Stock which would be issued and outstanding upon exercise of the Cole Warrants, the Leibsker/Caffey Warrants, the Morris/Gan Warrants and the remaining Coastal Warrants.

          (c) Except as described in Item 4 of this Amendment No. 6, no transactions in the Common Stock or in other securities convertible into Common Stock were effected in the past sixty days by any of the Filing Persons.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Coastal Warrants.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------   ---------------------------------------------------------------------
          TO ANY SECURITIES OF THE ISSUER.
          --------------------------------

          Except as described in Item 4 of this Amendment No. 6, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company.


ITEM 7.      EXHIBITS.
- -------      ---------

            The following documents are filed as exhibits.
Exhibit A     -        Joint Filing Agreement Pursuant to Rule 13d-1(f).*

Exhibit B     -        Power of Attorney.*

Exhibit C     -        Warrant Purchase and Investor's Rights Agreement, dated
                       as of October 20, 1994, between Coastal Capital Partners,
                       L.P., Belcor Inc. and Mark S. Isaacs.*

Exhibit D     -        Warrant to purchase 3,000,000 shares of common stock of
                       Belcor Inc., dated as of October 20, 1994.*

Exhibit E     -        Letter Agreement, dated October 20, 1994, by Coastal
                       Capital Partners, L.P. regarding finders fee arrangement
                       with David Fraser.*

Exhibit F     -        Letter Agreement, dated October 20, 1994, by Coastal
                       Capital Partners, L.P. regarding possible $100,000
                       secured loan to Belcor Inc.*

Exhibit G     -        Agreement and Plan of Reorganization, dated as of
                       December 1, 1993, between SilTex Resources, Incorporation
                       and Belcor Inc.*

Exhibit H     -        Termination Agreement, dated as of October 3, 1995,
                       between Rio Grande Mining Company and Belcor Inc. *

Exhibit I     -        Investors' Rights Agreement, dated as of October 3, 1995,
                       between Coastal Capital Partners, L.P., Belcor Inc., Rio
                       Grande Mining Company and certain other securityholders
                       of Belcor Inc.*

Exhibit J     -        Letter Agreement, dated September 28, 1995, between
                       Coastal Capital Partners, L.P., Belcor Inc., Rio Grande
                       Mining Company and D. Ross Hamilton.*

Exhibit K     -        Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit L     -        Power of Attorney.*

Exhibit M     -        Power of Attorney.*

Exhibit N     -        Warrant Purchase Agreement, dated as of November 10,
                       1995, between Coastal Capital Partners, L.P. and Michael
                       Y. Gan.*

Exhibit O     -        Warrant Purchase Agreement, dated as of November 10,
                       1995, between Coastal Capital Partners, L.P. and Theresa
                       C. Morris.*

Exhibit P     -        Voting Agreement, dated as of November 10, 1995, between
                       Coastal Capital Partners, L.P., Michael Y. Gan and
                       Theresa C. Morris.*

Exhibit Q     -        Joint Filing Agreement Pursuant to Rule 13d-(f).*

Exhibit R     -        Power of Attorney.*

                                                                   Page 15 of 23

Exhibit S     -        Power of Attorney.*

Exhibit T     -        Amended and Restated Termination Agreement, dated as of
                       June 26, 1996, between Rio Grande Mining Company and
                       Belcor Inc.*

Exhibit U     -        Warrant to purchase 17,000,000 shares of common stock of
                       Rio Grande Mining Company, dated as of June 26, 1996.*

Exhibit V     -        Release, dated as of June 26, 1996, of Rio Grande Mining
                       Company in favor of Belcor Inc.*

Exhibit W     -        Deed Without Warranties, dated June 26, 1996, of Rio
                       Grande Mining Company in favor of Belcor Inc.*

Exhibit X     -        Release, dated as of June 26, 1996, of Belcor Inc. in
                       favor of Rio Grande Mining Company.*

Exhibit Y     -        Option to Purchase Agreement, dated as of June 26, 1996,
                       between Rio Grande Mining Company and Belcor Inc. *

Exhibit Z     -        Amended and Restated Investors' Rights Agreement, dated
                       as of June 26, 1996, between Coastal Capital Partners,
                       L.P., Belcor Inc., Donald Liebsker and M. Douglas
                       Caffey.*

Exhibit AA    -        Belcor Inc. Shareholders' Agreement, dated as of June 26,
                       1996, between Coastal Capital Partners, L.P., Donald
                       Liebsker and M. Douglas Caffey.*

Exhibit AB    -        Irrevocable Proxy of Belcor Inc., dated as of June 26,
                       1996, in favor of Coastal Capital Partners, Inc. (acting
                       on behalf of and in its capacity as the general partner
                       of Coastal Capital Partners, L.P.).*

Exhibit AC    -        Letter Agreement, dated June 26, 1996, between Belcor
                       Inc. and M. Douglas Caffey.*

Exhibit AD    -        Joint Filing Agreement Pursuant to Rule 13d-(f).

Exhibit AE    -        Power of Attorney.

Exhibit AF    -        Letter Agreement, dated November 28, 1995, between
                       Coastal Capital Partners, L.P., Belcor Inc. and K. Glenn
                       Cole.

Exhibit AG    -        Voting Agreement, dated as of August 27, 1996, between
                       Coastal Capital Partners, L.P. and K. Glenn Cole.

- ------------
* Previously filed.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996                 COASTAL CAPITAL PARTNERS, L.P.

                                       By:  Coastal Capital Partners, Inc.
                                            as General Partner

                                            By: /s/ Andrew K. Simpson
                                               ---------------------------------
                                               Andrew K. Simpson
                                               Chief Executive Officer

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996                 COASTAL CAPITAL PARTNERS, INC.


                                       By: /s/ Andrew K. Simpson
                                          --------------------------------
                                          Andrew K. Simpson
                                          President and Chief Executive
                                           Officer and Director

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996

                                       By: /s/ Andrew K. Simpson
                                          ------------------------------
                                          Andrew K. Simpson, as
                                          Attorney-in-fact for
                                          Philip L. Yang, Jr.
                                          Chairman of the Board and sole
                                            shareholder
                                          Coastal Capital Partners, Inc.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996


                                       By: /s/ Andrew K. Simpson
                                          -----------------------
                                          Andrew K. Simpson, as
                                          Attorney-in-fact for
                                          Michael Y. Gan

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996


                                       By: /s/ Andrew K. Simpson
                                          ------------------------------
                                          Andrew K. Simpson, as
                                          Attorney-in-fact for
                                          Theresa C. Morris

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996


                                       By: /s/ Andrew K. Simpson
                                          -------------------------------
                                          Andrew K. Simpson, as
                                          Attorney-in-fact for
                                          Donald M. Leibsker

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996


                                       By: /s/ Andrew K. Simpson
                                          ---------------------------
                                          Andrew K. Simpson, as
                                          Attorney-in-fact for
                                          M. Douglas Caffey

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996



                                       By: /s/ Andrew K. Simpson
                                          ----------------------------
                                          Andrew K. Simpson, as
                                          Attorney-in-fact for
                                          K. Glenn Cole